October 5, 1998


                        A D V A N C E  A G R E E M E N T



     WHEREAS, Contran Corporation ("Contran"), a Delaware corporation and Tremont Corporation, a Delaware corporation ("Tremont"), desire to enter into an agreement whereby they can periodically receive money from and advance money to each other, and can make periodic repayments on any advances outstanding:

     NOW THEREFORE, for and in consideration of the mutual promises, obligations and undertakings set forth herein, the parties make the following agreement:

     1. The undersigned parties agree that all sums advanced by Contran to Tremont or sums advanced by Tremont to Contran, shall be netted and that the balance outstanding under this Agreement shall be at any time the net amount of advances and repayments.

     2. The undersigned parties further agree that the unpaid principal balances from time to time outstanding shall bear interest at a rate per annum equal to the base rate as publicly announced from time to time by Bank One, Texas, NA, less one half of one percent.

     3. Within five (5) days of written demand being made by the party having a principal amount receivable (current obligee), the party having a principal amount payable (current obligor) will pay the amount demanded up to the total amount outstanding to the current obligee at the office of the current obligee or such other location as may be designated by the current obligee.

     4. The undersigned parties agree that all indebtedness under this Agreement is and shall be subordinate to the prior payment in full of all indebtedness for borrowed money under any other agreements whether outstanding on the date hereof or hereafter created or incurred, and renewals, extensions and refunding of such indebtedness.

     5. The undersigned parties agree that this Agreement, shall be maintained in the office of Contran. Contran agrees that this Agreement shall be made available for inspection by the parties hereto at any time.

     6. The undersigned parties agree and do waive all requirements of presentment, notice of dishonor or protest for the nonpayment of the unpaid balance under this Agreement. If the unpaid balance under this Agreement is not paid within five (5) days after demand has been made for the payment of the same and the current obligee places the matter with an attorney for collection or a suit is instituted to enforce payment, the current obligor agrees to pay all costs of collection and reasonable attorney's fees incurred by the current obligee in connection herewith. The parties further agree that any applicable statute of limitation shall not commence running against the current obligee until five (5) days after written demand has been made for payment in full.

     7. The parties agree that the rights, privileges and obligations created by this Agreement are not assignable or otherwise transferable. This Agreement shall be terminable by either party five (5) days written notice of termination is delivered to the other party. The current obligor shall, upon termination, pay all principal and interest due under this Agreement to the current obligee.

     Executed as of the date first written above.

                               CONTRAN CORPORATION




                               By: /s/ Eugene K. Anderson
                                  ------------------------------
                                  Eugene K. Anderson
                                  Vice President

                               TREMONT CORPORATION




                               By: /s/ J. Thomas Montgomery, Jr.
                                  ------------------------------
                                  J. Thomas Montgomery, Jr.
                                  Vice President